ZAG/S&W One Post Office Square Boston, MA 02109	T+617 457 3800 F+617 338 2880 www.zag-sw.com

September 28, 2016

Via EDGAR

Laura Nicholson, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Duke Robotics, Inc. Draft Offering Statement on Form 1-A Submitted August 17, 2016 CIK No. 0001682110

Dear Ms. Nicholson:

The purpose of this letter is to respond on behalf of the issuer to your letter of September 13, 2016 regarding the above offering statement. For your convenience, your original comments appear in bold text, followed by our response.

Part I

Item 2. Issuer Eligibility

1.	Please tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. Refer to Securities Act Rule 251(b). For example, please see the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

The guidance provides that “…an issuer will be considered to have its “principal place of business” in the United States……. if its officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States.” The Company is in an early stage of development and has just begun to market its products. Its resources and marketing efforts to date have been focused in the United States. These activities were conducted by the Company’s Chief Executive Officer, Raziel Atuar, who spends most of his time developing the U.S. market. Mr. Atuar has been engaged in strategic relationship and business development activities with potential U.S. customers. In that regard, Mr. Atuar is finalizing his working visa status to enable him to dedicate even more time to customers in the United States. The Company has already retained an experienced U.S. based sales agent with a proven track record relating to its products and activity. The reason that the Company’s business focus has been in the United States is because the U.S. military and Special Forces is expected to be its largest customer, both in its early commercialization stage and for the foreseeable future. For this reason, the Company has established its headquarters in Florida, because the units of the U.S. military and Special Forces that are its initial strategic target customers, with which the Company has already established a relationship, are located in Florida. The Company has a suitable training and demonstration (shooting range) site in Florida for its products.

In sum, as an early stage company, the Company necessarily is engaged in limited commercialization activities. Because the Company has conducted these activities almost entirely in the United States and will continue to do so, we believe that it clearly has its principal place of business in the United States with its headquarters in Florida.

Part II

Offering Circular Cover Page

2.	Please quantify in a footnote to the table on the cover page the total offering expenses to be borne by the company in connection with the offering. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

The requested information has been added.

3.	We note that you intend to conduct the offering on a continuous basis. We also note your disclosure on the cover page that the proposed sale will begin “as soon as practicable after this Preliminary Offering Circular has been qualified.” To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

The proposed offering will begin within two calendar days after the qualification date. The disclosure has been conformed.

Use of Proceeds, page 10

4.	Please disclose the approximate amount of net proceeds intended to be used for each principal purpose identified as required by Item 6 of Form 1-A. Since this is a best efforts offering, please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Please refer to Instruction 3 to Item 6 of Part II of Form 1-A.

The Company has provided an updated disclosure with respect to the approximate amounts of net proceeds intended to be used for the various purposes identified on page 10 of the offering statement.

5.	We note that your use of proceeds disclosure on page 3 indicates that you will use proceeds in part for the “repayment of loans to banks and to [y]our affiliated lenders,” but we see no comparable disclosure here. We also note your disclosure on page 24 indicating that the Lender Loans shall be repaid in full within 7 days of the receipt by the company of funds in excess of $2.5 million. Please tell us why you have not included the repayment of these loans or any related disclosure that may be required by Instruction 6 to Item 6 of Part II of Form 1-A in the Use of Proceeds section.

We note the inconsistency and have revised the applicable paragraph as set forth in the preceding comment response.

6.	We note from your disclosure on page 22 that upon the closing of this offering you will enter in employment agreements with your executive officers, with each officer receiving monthly compensation of approximately $8,000 and eligibility to receive bonuses. Please state whether or not proceeds from this offering will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries as required by Instruction 2 to Item 6 of Part II of Form 1-A.

Please see our response to Item 4.

Business, page 12

7.	We note your disclosure on page 17 under the captions “Approval of Israeli Defense Acquisition” and “Approval of U.S. and Other Defense Acquisitions.” Please revise to clarify how the laws referenced under those sections impact the company or its stockholders.

The requested information has been added.

Security Ownership of Management and Certain Security Holders, page 23

8.	Please revise to clarify how the disclosure in footnote 3 to the beneficial ownership table relates to the disclosure in the table. It is not clear how Aphek Trading Kadosh and Razi LTD relates to the ownership of the shares by Messrs. Kadosh and Atuar.

The Company has revised the disclosure in footnote 3 to explain how Aphek Trading Kadosh and Razi LTD relates to the ownership of the shares by Messrs. Kadosh and Atuar.

Plan of Distribution, page 27

9.	We note your disclosure that funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. We also note your disclosure that at each closing, funds held in escrow will be distributed to the company, and the associated offered shares will be issued to the investors. Please revise to clarify the time frame for such closings, and the considerations that the company will take in determining whether to hold a closing.

The disclosure will be revised to state that the Company will take a number of considerations into account when determining when to hold a closing. Such considerations will include the amount of funds raised in the offering prior to such closing, the feedback received from market participants regarding their interest in participating in the offering and the impact that a closing would have on the continuation of the offering. Furthermore, the Company anticipates that closings will be held such that no cleared investor funds will remain in escrow for more than approximately 30 business days.

Part III

Index to Exhibits, page III-1

10.	Please file the employment agreements referenced on page 22. Refer to paragraph 6 of Item 17 of Part III of Form 1-A. In addition, please file the loan agreements and consulting agreements described on page 24.

The documents have been filed as requested.

* * *

Please direct further comments and questions to me or to Ron Ben-Bassat in our New York office as follows:

Ed Miller: tel. 617.398.0408/fax 617.338.2880/email emiller@sandw.com

Ron Ben-Bassat: tel. 212.660.5003/fax 212.660-5001/email rbenbassat@sandw.com

Sincerely,

/s/ Edwin L. Miller Jr.
Edwin L. Miller Jr.

cc:	Heather Clark
Claire Erlanger
John Stickel